UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2)  ☒

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jacqueline Suarez Citibank, N.A. 388 Greenwich St., 14th Floor New York, NY 10013 (713) 693-6677 (Name, address and telephone number of agent for service)

CNH Equipment Trust 2017-A
(Exact name of obligor as specified in its charter)

Delaware	82-6120767
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Indentifiction No.)

c/o Wilimington Trust Company 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:
Eric Mathison General Counsel CNH Industrial Capital, LLC 5729 Washington Avenue Racine, WI 53406 Tel: (262) 636-6431	Trent M. Murch Greenberg Traurig, LLP 77 West Wacker Drive Chicago, IL 60601 Tel: (312) 456-1015

Asset - Backed Notes

(Title of the indenture securities)

Item 1.         General Information.

Furnish the following information as to the trustee:

(a)                                 Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.         Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2016 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 8th day of March, 2017.

CITIBANK, N.A.

By	/s/ Jacqueline Suarez
Jacqueline Suarez
Vice President

EXHIBIT 7

REPORT OF CONDITION OF CITIBANK, N.A.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

	December 31,
In millions of dollars	2016	2015
Assets
Cash and due from banks (including segregated cash and other deposits)	$23,043	$20,900
Deposits with banks	137,451	112,197
Federal funds sold and securities borrowed or purchased under agreements to resell (including $133,204 and $137,964 as of December 31, 2016 and December 31, 2015, respectively, at fair value)	236,813	219,675
Brokerage receivables	28,887	27,683
Trading account assets (including $80,986 and $92,123 pledged to creditors at December 31, 2016 and December 31, 2015, respectively)	243,925	241,215
Investments:
Available for sale (including $8,239 and $10,698 pledged to creditors as of December 31, 2016 and December 31, 2015, respectively)	299,424	299,136
Held to maturity (including $843 and $3,630 pledged to creditors as of December 31, 2016 and December 31, 2015, respectively)	45,667	36,215
Non-marketable equity securities (including $1,774 and $2,088 at fair value as of December 31, 2016 and December 31, 2015, respectively)	8,213	7,604
Total investments	$353,304	$342,955
Loans:
Consumer (including $29 and $34 as of December 31, 2016 and December 31, 2015, respectively, at fair value)	325,366	325,785
Corporate (including $3,457 and $4,971 as of December 31, 2016 and December 31, 2015, respectively, at fair value)	299,003	291,832
Loans, net of unearned income	$624,369	$617,617
Allowance for loan losses	(12,060)	(12,626)
Total loans, net	$612,309	$604,991
Goodwill	21,659	22,349
Intangible assets (other than MSRs)	5,114	3,721
Mortgage servicing rights (MSRs)	1,564	1,781
Other assets (including $15,729 and $6,121 as of December 31, 2016 and December 31, 2015, respectively, at fair value)	128,008	133,743
Total assets	$1,792,077	$1,731,210

The following table presents certain assets of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. Additionally, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation.

	December 31,
In millions of dollars	2016	2015
Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs
Cash and due from banks	$142	$153
Trading account assets	602	583
Investments	3,636	5,263
Loans, net of unearned income
Consumer	53,401	58,772
Corporate	20,121	22,008
Loans, net of unearned income	$73,522	$80,780
Allowance for loan losses	(1,769)	(2,135)
Total loans, net	$71,753	$78,645
Other assets	158	150
Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs	$76,291	$84,794

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries
(Continued)

	December 31,
In millions of dollars, except shares and per share amounts	2016	2015
Liabilities
Non-interest-bearing deposits in U.S. offices	$136,698	$139,249
Interest-bearing deposits in U.S. offices (including $434 and $923 as of December 31, 2016 and December 31, 2015, respectively, at fair value)	300,972	280,234
Non-interest-bearing deposits in offices outside the U.S.	77,616	71,577
Interest-bearing deposits in offices outside the U.S. (including $778 and $667 as of December 31, 2016 and December 31, 2015, respectively, at fair value)	414,120	416,827
Total deposits	$929,406	$907,887
Federal funds purchased and securities loaned or sold under agreements to repurchase (including $33,663 and $36,843 as of December 31, 2016 and December 31, 2015, respectively, at fair value)	141,821	146,496
Brokerage payables	57,152	53,722
Trading account liabilities	139,045	117,512
Short-term borrowings (including $2,700 and $1,207 as of December 31, 2016 and December 31, 2015, respectively, at fair value)	30,701	21,079
Long-term debt (including $26,254 and $25,293 as of December 31, 2016 and December 31, 2015, respectively, at fair value)	206,178	201,275
Other liabilities (including $1,500 and $1,624 as of December 31, 2016 and December 31, 2015, respectively, at fair value)	61,631	60,147
Total liabilities	$1,565,934	$1,508,118
Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: 770,120 as of December 31, 2016 and 668,720 as of December 31, 2015, at aggregate liquidation value	$19,253	$16,718
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: 3,099,482,042 as of December 31, 2016 and December 31, 2015	31	31
Additional paid-in capital	108,042	108,288
Retained earnings	146,477	133,841
Treasury stock, at cost: December 31, 2016—327,090,192 shares and December 31, 2015—146,203,311 shares	(16,302)	(7,677)
Accumulated other comprehensive income (loss)	(32,381)	(29,344)
Total Citigroup stockholders’ equity	$225,120	$221,857
Noncontrolling interest	1,023	1,235
Total equity	$226,143	$223,092
Total liabilities and equity	$1,792,077	$1,731,210

The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

	December 31,
In millions of dollars	2016	2015
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup
Short-term borrowings	$10,697	$11,965
Long-term debt	23,919	31,273
Other liabilities	1,275	2,099
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$35,891	$45,337

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.